Exhibit 99.1

VCI Global Regains Compliance with Nasdaq Minimum Bid Price Rule

KUALA LUMPUR, Malaysia, Nov. 26, 2024 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”), a diversified holding company with expertise in consulting, fintech, AI, robotics and cybersecurity, today announced that it has received written notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing.

To regain compliance with the Rule, the Company’s stock was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved during the period between November 6, 2024, to November 20, 2024; on November 21, 2024, Nasdaq informed the Company that it has achieved compliance with such Rule. Therefore, the Nasdaq Listing Qualifications Staff considers the prior bid price deficiency matter now closed.

About VCI Global Limited

VCI Global is a diversified holding company headquartered in Kuala Lumpur, Malaysia. The Company operates through five core businesses: Capital Market Consultancy, Fintech, Real Estate, AI & Robotics, and Cybersecurity. In Capital Market Consultancy, we provide IPO solutions, investor relations (IR) and public relations (PR) consultancy, and M&A consultancy. Our Fintech arm offers a proprietary financing platform. In Real Estate, we offer specialized real estate consultancy services. The AI business delivers GPU servers, GPU cloud computing services, AI and large language model (LLM) solutions, while the Robotics segment focuses on post-harvest robotics systems. Our Cybersecurity segment provides comprehensive cybersecurity consultancy services and solutions. Committed to fostering innovation and delivering exceptional value, VCI Global has established a strong presence across the Asia-Pacific region, the United States, Europe, and the Middle East, driving growth and transformation on a global scale.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limited
enquiries@v-capital.co